FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Argentine Consumer Defense Association ("ADUC") vs. Banco BBVA Argentina S.A on Matter to be classified " (File 19318-2023), pending before the Court of First Instance on Civil and Commercial Matters Nº 9, Mar del Plata, Province of Bs. As.

Buenos Aires, November 30th 2023

Messrs:

Security and Exchange Commission

RE: “Argentine Consumer Defense Association ("ADUC") vs. Banco BBVA Argentina S.A on Matter to be classified " (File 19318-2023), pending before the Court of First Instance on Civil and Commercial Matters Nº 9, Mar del Plata, Province of Bs. As.

With due consideration:

I hereby address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform that our entity has been notified of a class action brought by the Argentine Consumer Defense Association ("ADUC")

The Association challenges the collection of the stop-payment fee on checks issued by consumers, and requests not to pay and refund the money received as fee for the stop-payment to each of the affected clients plus interest and punitive damage

It is important to remark that this action is reported, without prejudice to the fact that it may not be determined to date whether it is of significant economic importance, as this claim is filed for an undetermined amount materially impossible to determine with certainty to date.

The Bank is analyzing the content and implications of the claim, considering to date that in the eventual and hypothetical case of an unfavorable resolution of this dispute, this shall not have a significant impact on its assets and business.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations of Banco BBVA Argentina S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: November 30, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer